EXHIBIT 99.1
QuarterlyReport to Shareholders

TransCanada Reports 26 Per Cent Increase in Third Quarter Earnings
Energy East Increases Growth Portfolio to $38 Billion

CALGARY, Alberta – November 5, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced comparable earnings for third quarter 2013 of $447 million or $0.63 per share compared to $349 million or $0.50 per share for the same period in 2012, a 26 per cent increase on a per share basis. Net income attributable to common shares for third quarter 2013 was $481 million or $0.68 per share. Funds generated from operations for third quarter 2013 were $1.046 billion, a 21 per cent increase compared to $866 million for the same period in 2012. TransCanada’s Board of Directors also declared a quarterly dividend of $0.46 per common share for the quarter ending December 31, 2013, equivalent to $1.84 per common share on an annualized basis.

“We generated another strong quarter of earnings and cash flow from our portfolio of critical energy infrastructure assets, despite challenges in U.S. natural gas pipelines and cyclical lows in our gas storage business,” said Russ Girling, TransCanada’s president and chief executive officer. “Comparable earnings for the first nine months of 2013 were $1.66 per share, a 15 per cent increase over the same period last year and reflects the return to an eight unit site at Bruce Power, higher Alberta power prices, an increase in New York capacity prices and a higher Canadian Mainline allowed return on equity. Our strong earnings performance has also led to $2.9 billion of cash flow from existing operations year-to-date, an 18 per cent increase compared to the same period last year.”

We are currently in the midst of an unprecedented capital program that will see a significant expansion of our three core businesses. With Energy East, we now have over $38 billion of commercially secured capital projects, which are backed by long-term contracts or cost of service business models. Our portfolio includes approximately $23 billion of crude oil pipelines, $13 billion of natural gas pipelines, and $2 billion of power generation facilities. Over the remainder of the decade, subject to required approvals, our blue-chip portfolio of contracted projects is expected to generate significant growth in earnings and cash flow.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Third quarter financial results

◦	Net income attributable to common shares of $481 million or $0.68 per share

◦	Comparable earnings of $447 million or $0.63 per share

◦	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.257 billion

◦	Funds generated from operations of $1.046 billion

•	Declared a quarterly dividend of $0.46 per common share for the quarter ending December 31

•	Secured commercial support for the $12 billion Energy East Pipeline project that will transport crude oil from western receipt points to eastern Canadian markets and export terminals

•	Construction on the US$2.3 billion Gulf Coast Project, excluding the Houston Lateral, is now 95 per cent complete

•
Finalized agreements for the North Montney Project, an approximate $1.7 billion extension of the NGTL System that will also include an interconnection with our proposed Prince Rupert Gas Transmission (PRGT) project

•	Received National Energy Board (NEB) approval of settlement with shippers on the NGTL System for 2013 and 2014 on November 1

•	Reached a long-term settlement with local distribution companies on the Canadian Mainline

•	Sundance A Unit 1 returned to service in September 2013, followed by Unit 2 in October 2013

•	Acquired two additional Ontario Solar projects for $99 million on September 30

•	Closed the sale of a 45 per cent interest in each of GTN and Bison to TC PipeLines, LP for US$1.05 billion on July 1

Comparable earnings for third quarter 2013 were $447 million or $0.63 per share compared to $349 million or $0.50 per share for the same period in 2012. Higher earnings from the Canadian Mainline, Western Power, Bruce Power and U.S. Power were partially offset by lower contributions from U.S. Natural Gas Pipelines.

Net income attributable to common shares for third quarter 2013 was $481 million or $0.68 per share compared to $369 million or $0.52 per share in third quarter 2012.

Notable recent developments in Oil Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Oil Pipelines:

•
Energy East Pipeline: On August 1, 2013, we announced we are moving forward with the 1.1 million barrels per day (bbl/d) Energy East Pipeline project after receiving approximately 900,000 bbl/d of firm, long-term contracts during an open season to transport crude oil from western Canada to eastern refineries and export terminals. The project is estimated to cost approximately $12 billion excluding the transfer value of Canadian Mainline natural gas assets and, subject to regulatory approvals, is anticipated to be in service by late 2017 for deliveries in Québec and 2018 for deliveries in New Brunswick. We intend to file the necessary regulatory applications for approvals to construct and operate the pipeline project and terminal facilities in the first half of 2014.

•
Gulf Coast Project: We are constructing a US$2.3 billion, 36-inch pipeline from Cushing, Oklahoma to the U.S. Gulf Coast and expect to begin delivering crude oil to Port Arthur, Texas near the end of 2013. Construction is approximately 95 per cent complete.

We have commenced construction of the US$300 million 76 kilometre (km) (47 mile) Houston Lateral pipeline to transport crude oil to Houston, Texas refineries, which is expected to be complete in 2014.

The Gulf Coast Project will have a capacity of up to 700,000 bbl/d.

•
Keystone XL: On March 1, 2013, the U.S. Department of State (DOS) released its Draft Supplemental Environmental Impact Statement for the Keystone XL Pipeline. The impact statement reaffirmed that construction of the proposed pipeline from the U.S./Canada border in Montana to Steele City, Nebraska would not result in any significant impact to the environment. The DOS continues to review comments on the impact statement that it received during a public comment period that ended on April 22, 2013. Once the DOS has completed its review, it is anticipated it will issue a Final Supplemental Environmental Impact Statement and then consult with other governmental agencies and provide an additional opportunity for public comment during a National Interest Determination period of up to 90 days, before making a decision on our Presidential Permit application.

We anticipate the pipeline to be in service approximately two years following the receipt of the Presidential Permit. The US$5.3 billion cost estimate will increase depending on the timing of the permit. As of September 30, 2013, we had invested US$2.0 billion in the project.

•	Northern Courier Pipeline: In April 2013, we filed a permit application with the Alberta regulator after completing the required Aboriginal and stakeholder engagement and associated field work.

On October 30, 2013, Suncor Energy announced that the Fort Hills Energy Limited Partnership is proceeding with the Fort Hills oil sands mining project and expects to begin producing crude oil as early as late 2017. Our Northern Courier Pipeline project is expected to be completed in 2017 and will transport crude oil from the Fort Hills mine site to Suncor’s tank facilities located north of Fort McMurray.

•
Heartland Pipeline and TC Terminals: We filed a permit application for the terminal facility with the Alberta regulator on May 30, 2013 and filed an application for the pipeline on October 25, 2013. The proposed projects will include a 200 km (125 mile) crude oil pipeline connecting the Edmonton region to facilities in Hardisty, Alberta, and a terminal facility in the Heartland industrial area north of Edmonton. The pipeline will be capable of transporting up to 900,000 bbl/d, while the terminal is expected to have storage capacity for up to 1.9 million barrels of crude oil. These projects together have a combined cost estimated at $900 million and are expected to come into service during the second half of 2015.

Natural Gas Pipelines:

•
Canadian Mainline: On July 1, 2013, we implemented the NEB decision on our application to change the business structure and the terms and conditions of service for the Canadian Mainline. Since implementation of the decision, an additional 1.3 billion cubic feet per day (Bcf/d) of firm service originating at Empress has been contracted for, more than doubling the contracted capacity at this location.

Certain additional changes to the Canadian Mainline’s tariff were considered as a separate application that was heard in an oral hearing that concluded on September 23, 2013. The changes requested included provisions to diversions and alternate receipt points and modifying renewal notification for firm Mainline service. The NEB denied the material changes in its decision issued on October 10, 2013, with reasons to follow.

In September 2013, we reached a settlement with local natural gas distribution companies in Ontario and Québec on long-term tolls that will allow us to provide customers with the flexibility to source gas from various geographic locations within the eastern triangle segment of the system while ensuring that the tolls for the Canadian Mainline are set at levels that recover the costs of providing that flexibility. We expect to file an application for approval of the settlement with the NEB by the end of 2013 that includes a January 1, 2015 implementation date.

•
NGTL System Expansion: We continue to expand the NGTL System and have placed approximately $700 million of new facilities into service in 2013. We have received NEB approval to construct approximately $300 million of additional facilities.

In August 2013, we signed agreements with Progress Energy Canada Ltd. (Progress) for approximately 2 Bcf/d of firm gas transportation services to underpin the development of a major pipeline extension of the NGTL System. The proposed North Montney Project, which is expected to cost approximately $1.7 billion, will also include an interconnection with our proposed PRGT project to provide natural gas supply to the proposed Pacific NorthWest LNG export facility near Prince Rupert, British Columbia (B.C.). Under the commercial arrangements with Progress, receipt volumes are expected to increase between 2016 and 2019 to an aggregate volume of approximately 2.0 Bcf/d and delivery volumes to the PRGT project are expected to be approximately 2.1 Bcf/d beginning in 2019. We are also in discussions with other parties that have expressed interest in obtaining transportation services that would utilize the North Montney facilities. We plan to file an application with the NEB for approval to construct and operate the North Montney Project in fourth quarter 2013.

We also expect to begin a notification process to potential shippers in fourth quarter 2013 for a proposal to provide export delivery service to Vanderhoof, B.C. through the use of capacity arrangements on the proposed Coastal GasLink pipeline.

•
NGTL System Rate Settlement: A settlement on the NGTL System annual revenue requirement for the years 2013 and 2014 was reached with shippers and other interested parties in August 2013. The settlement fixes the allowed return on equity at 10.10 per cent on 40 per cent deemed common equity, establishes an increase in the composite depreciation rate to 3.05 per cent and 3.12 per cent for 2013 and 2014, respectively, and fixes the operations, maintenance and administration costs for 2013 at $190 million and 2014 at $198 million with any variance to our account. We filed an application with the NEB for approval of the settlement and final 2013 rates. We requested and received approval for changes to existing interim rates to reflect the settlement, effective September 1, 2013, pending a decision on the settlement application. On November 1, 2013, the NEB approved the settlement and 2013 final tolls, as filed. Third quarter 2013 results do not reflect the impact of this decision.

•
ANR Lebanon Lateral Reversal Project: Following a successful binding open season which concluded in October 2013, we have executed firm transportation contracts for 350 million cubic feet per day at maximum tariff rates for 10 years on the ANR Lebanon Lateral Reversal project. The project will require modification to existing facilities at relatively minor capital expenditures, which are expected to be completed in first quarter 2014. Contracted volumes will increase over the course of 2014 generating incremental earnings. The project will substantially increase our ability to receive gas on ANR’s southeast mainline from the Utica/Marcellus shale plays.

•
Great Lakes: On September 27, 2013, we filed with the Federal Energy Regulatory Commission (FERC) a settlement with our customers to modify the transportation rates beginning on November 1, 2013. The settlement is expected to be approved by FERC before the end of the year. The settlement establishes maximum recourse transportation rates on the Great Lakes system. Commencing November 2013, rates will increase, compared to current rates, by approximately 21 per cent. This will result in a modest increase in the portion of Great Lakes' revenue derived from its recourse rate contracts. The settlement includes a moratorium on filing rate cases or challenging the settlement rates between November 1, 2013 and March 31, 2015 and requires that we file to have new rates in effect no later than January 1, 2018.

•
Mexican Pipelines: The construction of the Tamazunchale Pipeline Extension project and related compression facilities is proceeding. Although the end of first quarter 2014 continues to be the target in-service date, the construction schedule has been challenged with various issues including the discovery of several archaeological finds. The project team continues to monitor and evaluate impacts of related schedule delays. The Topolobampo and Mazatlan projects in northwest Mexico are advancing as planned with engineering and permitting activities.

Energy:

•
Sundance A: Unit 1 returned to service in early September 2013 and we have realized earnings from production since that time for the unit.  Unit 2 returned to service in early October 2013. TransAlta shut down both units in December 2010 and was ordered by an arbitration panel in July 2012 to rebuild the units. Combined, Units 1 and 2 are capable of generating 560 megawatts (MW).

•
Ontario Solar: In late 2011, we agreed to buy nine Ontario solar projects (combined capacity of 86 MW) from Canadian Solar Solutions Inc. for approximately $470 million. On June 28, 2013, we completed the acquisition of the first project for $55 million which has a capacity of 10 MW. On September 30, 2013, we completed the acquisition of two additional projects for $99 million which have a combined capacity of 16 MW. We expect the acquisition of the remaining projects to close in various stages throughout late 2013 and 2014, all subject to satisfactory completion of the related construction activities and regulatory approvals. All power produced will be sold under 20-year power purchase arrangements with the Ontario Power Authority.

Corporate:

•
Our Board of Directors declared a quarterly dividend of $0.46 per share for the quarter ending December 31, 2013 on TransCanada’s outstanding common shares. The quarterly amount is equivalent to $1.84 per common share on an annual basis.

•
On July 1, 2013, we completed the sale of a 45 per cent interest in each of Gas Transmission Northwest LLC (GTN) and Bison Pipeline LLC (Bison) to our master limited partnership, TC PipeLines, LP, for an aggregate purchase price of US$1.05 billion which includes US$146 million for 45 per cent of GTN's debt, plus normal closing adjustments. The proceeds from the sale will contribute to funding a portion of our capital program. We continue to hold a 30 per cent ownership interest in both pipelines. We also hold a 28.9 per cent interest in TC PipeLines, LP. The transaction demonstrates one of the many financing options available to us as we execute on our unprecedented growth portfolio.

In July 2013, TC PipeLines, LP entered into a five-year, US$500 million term loan, maturing July 2018. The proceeds from the term loan were used to partially finance the acquisition of the 45 per cent interest in GTN and Bison.

•	In July 2013, we issued US$500 million of three-year LIBOR-based floating rate notes maturing on June 30, 2016, bearing interest at an initial annual rate of 0.95 per cent.

Also in July 2013, we issued $450 million and $300 million of medium term notes maturing on July 19, 2023 and November 15, 2041, respectively, and bearing interest at 3.69 and 4.55 per cent per annum, respectively.

In October 2013, we issued US$625 million of senior notes maturing on October 16, 2023, bearing interest at 3.75 per cent, and US$625 million of senior notes maturing on October 16, 2043, bearing interest at 5.00 per cent.

The net proceeds of these offerings are intended to be used for general corporate purposes and to reduce short-term indebtedness, which was used to fund our capital program and for general corporate purposes.

•
In October 2013, we redeemed all four million outstanding 5.60 per cent Cumulative Redeemable First Preferred Shares Series U at a price of $50 per share plus $0.5907 of accrued and unpaid dividends. The total face value of the outstanding Series U Shares was $200 million and they carried an aggregate of $11.2 million in annualized dividends.

Teleconference – Audio and Slide Presentation:

We will hold a teleconference and webcast on Tuesday, November 5, 2013 to discuss our third quarter 2013 financial results. Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9 a.m. (MST) / 11 a.m. (EST).

Analysts, members of the media and other interested parties are invited to participate by calling 866.226.1792 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) on November 12, 2013. Please call 800.408.3053 or 905.694.9451 and enter pass code 6573719.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated November 4, 2013 and 2012 Annual Report on our website at www.transcanada.com or filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, EBITDA, funds generated from operations and comparable earnings per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated November 4, 2013.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522